SEC Mail Processing Section
FEB 28 2011
Washington, DC
200
RECEIVED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51849

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NYPPEX, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Westchester Avenue
(No. and Street)

Rye Brook (City) NY (State) 10573 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laurence G. Allen 914-305-2800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road (Address) Wilton (City) CT (State) 06897 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11017678

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ________Robert Zimmel____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____________________NYPPEX, LLC____, as of ________________________December 31_______, 2010_______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Robert Zimmel
Signature

Treasurer
Title

2/18/11

Kathleen Schaefer
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KATHLEEN SCHAEFER
Notary Public, State of New York
No. 01SC6120573
Qualified in Westchester County
Commission Expires Dec. 20, ~~2008~~ 2012

SEC MAIL PROCESSING
RECEIVED
FEB 28 2011
WASH. D.C.
200
SECTION

NYPPEX, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

INDEPENDENT AUDITOR'S REPORT

To the President of
NYPPEX, LLC

We have audited the accompanying statement of financial condition of NYPPEX, LLC (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of NYPPEX, LLC, as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 21, 2011

NYPPEX, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$658,041
Receivable from clearing broker	58,271
Securities, at market value	7,134
Receivable from affiliates	2,388
Investment in NYPPEX Research, LLC	1,030
Other assets	61,550
TOTAL ASSETS	$788,414

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 55,474
Due to parent	250,750
Due to affiliates	5,188
TOTAL LIABILITIES	311,412
MEMBER'S EQUITY	477,002
TOTAL LIABILITIES AND MEMBER'S EQUITY	$788,414

The accompanying notes are an integral part of this statement.

NYPPEX, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2010

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

NYPPEX, LLC (the "**Company**") was organized in Delaware and is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("**FINRA**") as a broker-dealer. The Company is a wholly-owned subsidiary of NYPPEX Holdings, LLC ("**Holdings**"). The Company operates on a fully disclosed basis through its clearing broker, RBC Capital Markets, LLC ("**RBC**").

The Company's core business is to provide private equity secondary market brokerage, advisory and data for interests in private partnerships (e.g. buyout, venture, real estate, hedge funds, etc.) and restricted securities in private companies. Its customers include general partners, corporations, institutions, financial services firms and high net worth private clients.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, customer and/or other counter-party with which it conducts business.

In connection with its public securities transactions, the Company introduces its customer transactions to RBC for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company has agreed to indemnify RBC for losses that the clearing broker may sustain related to the Company's customers. After December 31, 2010, all amounts related to customer transactions were received by RBC. Securities purchased by customers in connection with those transactions are held by the clearing broker as collateral for the amounts owed. At December 31, 2010, the receivable from clearing broker reflected on the statement of financial condition was substantially in cash.

In connection with its private securities transactions, in general, the Company utilizes escrow accounts at commercial banks to facilitate the simultaneous settlement of transactions. The Company does not hold customer funds or securities in serving as agent for such private securities transactions.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with generally accepted accounting principles ("**GAAP**") generally accepted in the United States of America, which requires the use of estimates by management. Actual results could differ from these estimates.

Security transactions and financing with RBC are classified as operating activities on the statement of cash flows since this is the Company's principal business.

Purchases and sales of securities are recorded on a trade date basis. Commissions are recorded on a settlement date basis. Realized gains and losses on security transactions are based on the first-in, first-out or the specific-identification method. Dividend income and dividends on securities sold short are recorded on the ex-dividend date.

The Company maintains its cash, cash equivalents and securities with financial institutions, primarily JP Morgan Chase, Royal Bank of Canada and Charles Schwab. Cash deposited with a single bank is insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("**FDIC**"). At times, cash balances may exceed FDIC insured limits. The Company has not experienced any losses in such accounts. Cash equivalents consist of money market and overnight investment accounts.

In accordance with GAAP, management implemented Statement of Financial Accounting Standards No. 157 "Valuation of Investments in Securities and Securities Sold Short at Fair Value - Definition and Hierarchy" ("**ASC 820**"). SFAS 157 requires the Company to classify its assets and liabilities based on valuation methods using three levels. Level 1 values are based on quoted prices in active markets for identical investments. Level 2 values are based on significant observable market inputs, such as quoted prices for similar investments and quoted prices in inactive markets. Level 3 values are based on significant unobservable inputs that reflect the Company's determination of assumptions that market participants might reasonably use in valuing the investments. The valuation levels are not necessarily an indication of risk or liquidity associated with the underlying investments. As of December 31, 2010, all of the investments held by the Company are classified as Level I securities.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include $16,927 being held in money market funds.

4. PROVISION FOR INCOME TAXES

The Company is recognized as a Limited Liability Company (an "**LLC**") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its member on its tax return.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2010 management has determined that there are no material uncertain income tax positions.

5. RELATED PARTY TRANSACTIONS

The Company has an administrative services agreement with Holdings based upon an allocation methodology as prescribed in the agreement. Under this agreement, Holdings provides office space, furniture, communication equipment, and other administrative services to the Company. Fees related to this agreement are reassessed by Holdings on a quarterly basis.

In the normal course of business, the Company has executed brokerage transactions as agent with ACP Investment Group, LLC, a Delaware limited liability company, and its sponsored funds (together as "**ACP**"). ACP is affiliated with the Company through common ownership with Holdings. ACP provides advisory and other related services to customers and receives compensation for such services. Some of these services have been rendered to the Company. Both the Company and ACP have entered into contractual relationships involving the payment of compensation, commissions and fees. In addition, the Company serves as placement agent to certain affiliated entities. In this regard, the Company has received its standard compensation for services to the affiliates. At December 31, 2010, the financial statements include income of $141,600 relating to theses arrangements.

These financial statements include receivables from ACP of $2,388 for management bonuses and a payable to ACP X of $5,187 for transaction-related fees. As with affiliates in general, there are various potential conflicts of interest including but not limited to between the Company, Holdings and ACP.

6. WARRANT AND INVESTMENTS

In its normal course of business, the Company receives the right to purchase warrants for its investment banking services. The Company expects to continue to receive the right to purchase warrants, which in turn represents the right to purchase shares in companies for which investment banking services are provided. A portion of the warrants are then awarded to employees in accordance with a vesting schedule as determined by management. Warrants have been included in Securities at Fair Value, subject to a valuation reserve of $245,750.

7. INVESTMENT IN NYPPEX RESEARCH, LLC

NYPPEX Research, LLC ("**Research**") is a wholly owned subsidiary of the Company which was formed in June 2009 to provide research services to clients. The financial statements of the Company were not consolidated as of December 31, 2010 as Research had not yet generated subscription revenue.

8. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no customer accounts.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $410,613, which exceeded the minimum requirement of $50,000 by $360,613. The Company's ratio of aggregate indebtedness to net capital was 0.76 to 1.

10. EMPLOYEE BENEFIT PLANS

The Company has a defined contribution plan under Section 401(k) of the Code covering all qualified employees. Contributions to the plan by employees are determined based on an elected percentage of annual compensation, subject to annual limits prescribed by the Code. The Company has elected to make employee contributions up to 3% of employee compensation (subject to a maximum contribution of $7,350 per employee). Holdings is the administrator of the plan and officers of the Company and Holdings serve as trustees of the plan. The plan has a December 31 year-end and the 2010 financial statements include an expense of $24,248 relating to the 3% employer contribution. The plan features a discretionary profit sharing plan, to which no contributions were made during the year ended December 31, 2010.

11. SUBSEQUENT EVENTS

Events have been evaluated through February 21, 2011, the date that these financial statements were available to be issued and no further information is required to be disclosed.

NYPPEX, LLC

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 (e) (4) AND SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENT

YEAR ENDED DECEMBER 31, 2010

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Member of
NYPPEX, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by NYPPEX, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating NYPPEX, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). NYPPEX, LLC's management is responsible for the NYPPEX, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries which included check register and copies of checks, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Halpern & Associates, LLC

Wilton, Connecticut
February 21, 2011

NYPPEX, LLC

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

YEAR ENDED DECEMBER 31, 2010

	DATE PAID OR FILED	PAYMENTS MADE	ANNUAL ASSESSMENT PER REPORT
SIPC-6 general assessment for the first half of the year ended December 31, 2010	July 23, 2010	$ 2,932	
SIPC-7 general assessment for the year ended December 31, 2010	February 18, 2011	3,018	$ 5,950
		$ 5,950	$ 5,950

Name of collection agent: Financial Industry Regulatory Authority

See the accompanying Accountants' Report.